================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                              CLINICAL DATA, INC.
                              -------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   18725U109
                                   ---------
                                 (CUSIP Number)


                               Third Security, LLC
                               The Governor Tyler
                               1881 Grove Avenue
                             Radford, Virginia 24141
                        Attention:  Marcus E. Smith, Esq.
                          Telephone No.:  540-633-7971
                          ----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                              Hunton & Williams LLP
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                  June 20, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box. [ ]
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

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 2 of 11 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Randal J. Kirk
-----  -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                     (b) [X]

-----  -------------------------------------------------------------------------
3.     SEC USE ONLY

-----  -------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       N/A

-----  -------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       29(d) or 2(e)                                                     [ ]

-----  -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
       NUMBER                         1,048,191
      OF SHARES
    BENEFICIALLY               -----  ------------------------------------------
     OWNED BY                  8.     SHARED VOTING POWER
       EACH                           1,714,436
     REPORTING                 -----  ------------------------------------------
      PERSON                   9.     SOLE DISPOSITIVE POWER
       WITH                           1,048,191
                               -----  ------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      1,714,436
-----  -------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,762,627
-----  -------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

-----  -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       62.7%
-----  -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       IN

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

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 3 of 11 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       RJK L.L.C.  I.R.S. Identification No.: 54-1816015
-----  -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                     (b) [X]

-----  -------------------------------------------------------------------------
3.     SEC USE ONLY

-----  -------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       N/A

-----  -------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       29(d) or 2(e)                                                     [ ]

-----  -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Virginia

--------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
       NUMBER                         0
      OF SHARES
    BENEFICIALLY               -----  ------------------------------------------
     OWNED BY                  8.     SHARED VOTING POWER
       EACH                           579,883
     REPORTING                 -----  ------------------------------------------
      PERSON                   9.     SOLE DISPOSITIVE POWER
       WITH                           0
                               -----  ------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      579,883
-----  -------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       579,883
-----  -------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

-----  -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.2%
-----  -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       00 - limited liability company

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 4 of 11 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       New River Management II, LP I.R.S. Identification No.: 65-1166473
-----  -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                     (b) [X]

-----  -------------------------------------------------------------------------
3.     SEC USE ONLY

-----  -------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       N/A

-----  -------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       29(d) or 2(e)                                                     [ ]

-----  -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Virginia

--------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
       NUMBER                         0
      OF SHARES
    BENEFICIALLY               -----  ------------------------------------------
     OWNED BY                  8.     SHARED VOTING POWER
       EACH                           555,162
     REPORTING                 -----  ------------------------------------------
      PERSON                   9.     SOLE DISPOSITIVE POWER
       WITH                           0
                               -----  ------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      555,162
-----  -------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       555,162
-----  -------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

-----  -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.6%
-----  -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       00 - limited partnership

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 5 of 11 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Kirkfield, L.L.C.  I.R.S. Identification No.: 54-1725089
-----  -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                     (b) [X]

-----  -------------------------------------------------------------------------
3.     SEC USE ONLY

-----  -------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       N/A

-----  -------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       29(d) or 2(e)                                                     [ ]

-----  -------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Virginia

--------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
       NUMBER                         0
      OF SHARES
    BENEFICIALLY               -----  ------------------------------------------
     OWNED BY                  8.     SHARED VOTING POWER
       EACH                           433,410
     REPORTING                 -----  ------------------------------------------
      PERSON                   9.     SOLE DISPOSITIVE POWER
       WITH                           0
                               -----  ------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      433,410
-----  -------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       433,410
-----  -------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

-----  -------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
-----  -------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       00 - limited partnership

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 6 of 11 Pages
--------------------                                          ------------------

     This Amendment No. 13 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001, Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002, Amendment No. 11 dated April 29, 2003 and filed on May 2, 2003 and Amendment No. 12 dated November 10, 2003 and filed on November 14, 2003 (as amended, the "Original
Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Clinical Data, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk"), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK"), New River Management II, LP, a Virginia limited partnership that is controlled by Mr. Kirk ("New River"), and Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("Kirkfield" and, together with Mr. Kirk, RJK and New River, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D as a result of entering into a Voting Agreement in connection with the execution of the Agreement and Plan of Merger by the Issuer, Genaissance Pharmaceuticals, Inc., a Delaware corporation ("Genaissance") and Safari Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Safari"). As described in this Amendment, some of the Issuer's Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk:
RJK, New River, Kirkfield, Zhong Mei, L.L.C., a Virginia limited liability company ("Zhong Mei"), and Third Security Staff 2001 LLC, a Virginia limited liability company ("Staff LLC").

     Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

     Item 3.     Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

     Item 3 of the Original Schedule 13D is hereby amended by inserting the following paragraphs at the end of such item:

     "The Voting Agreement described in Item 4 of this statement was entered into by the Reporting Persons, the Issuer and Genaissance to facilitate the transactions contemplated by the Merger Agreement described by Item 4 of this statement. The Reporting Persons granted to the Chief Executive Officer of Genaissance an irrevocable proxy for the purpose of voting the shares of the Issuer's Common Stock covered by the Voting Agreement in favor of approving the issuance of shares of the Issuer's Common Stock pursuant to the Merger. The Reporting Persons did not receive additional consideration from the Issuer or Genaissance in connection with the execution and delivery of the Voting Agreement."

     Item 4.     Purpose of Transaction.
                 ----------------------

     Item 4 of the Original Schedule 13D is hereby amended and by inserting the following paragraphs at the end of such item:

      "On June 20, 2005, the Issuer, Safari and Genaissance entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby the Company will acquire Genaissance in a stock-for-stock reverse triangular merger. In the merger, Safari will merge with and into Genaissance, which will result in Genaissance becoming a wholly-owned subsidiary of the Issuer (the "Merger"). Following the Merger, former stockholders of Genaissance will hold approximately 40% of the outstanding capital stock of the Issuer.

     To induce Genaissance to enter into the Merger Agreement, the Reporting Persons, as well as Zhong Mei and Staff LLC (collectively, the "Stockholders"), entered into a Voting Agreement with Genaissance and the Issuer dated June 20, 2005 (the "Voting Agreement"). Pursuant to the Voting Agreement, each Stockholder has agreed to vote the shares of the Issuer's Common Stock over which such Stockholder has sole voting power (and use its best efforts to cause the shares of

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 7 of 11 Pages
--------------------                                          ------------------

the Issuer's Common Stock over which such Stockholder has joint voting power) in connection with any meeting or action by written consent of the stockholders of the Issuer (a) in favor of approving the issuance of shares of the Issuer's Common Stock pursuant to the Merger and each of the other transactions and other matters specifically contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn any such meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of such meeting to approve the issuance of shares of the Issuer's Common Stock pursuant to the Merger, (c) against any action or agreement submitted for approval of the stockholders of the Issuer that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of such Stockholder under the Voting Agreement and
(d) except as otherwise agreed in writing by Genaissance, against any action, agreement, transaction or proposal submitted for approval of the stockholders of the Issuer that would reasonably be expected to result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement. In connection with the Voting Agreement, each Stockholder has also granted an irrevocable proxy to the Chief Executive Officer of Genaissance to vote its shares of the Issuer's Common Stock in the manner described above. The Voting Agreement terminates automatically upon the earlier of (i) the mutual consent of all of the parties thereto, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the effective time of the Merger (as defined in the Merger Agreement).

     Pursuant to the Voting Agreement, each Stockholder has agreed that it will not, directly or indirectly: (i) offer for sale, sell (including short sales), transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option, derivative, hedging or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of its shares of the Issuer's Common Stock or any interest therein (any of the foregoing, a "Transfer"), except to any affiliate of such Stockholder, provided that such affiliate agrees in writing to be bound by the terms of the Voting Agreement, or Transfers which occur by operation of law or with Genaissance's prior written consent, (ii) grant any proxies or powers of attorney (other than pursuant to the Voting Agreement or to an affiliate of such Stockholder that agrees in writing to be bound by the terms of the Voting Agreement) with respect to its shares of the Issuer's Common Stock, deposit any of its shares of the Issuer's Common Stock into a voting trust or enter into any other voting arrangement (other than with an affiliate of such Stockholder that agrees in writing to be bound by the terms of the Voting Agreement) or permit to exist any other Lien (as defined in the Merger Agreement) of any nature whatsoever with respect to its shares of the Issuer's Common Stock (other than such other Liens created by or arising under the Voting Agreement or existing by operation of law), or (iii) commit or agree to take any of the foregoing actions.

     The descriptions of the Voting Agreement and the Merger Agreement contained in this statement are qualified in their entirety by reference to such agreements, copies of which are filed respectively as Exhibits 2.1 and 2.2 hereto."

     Item 5.     Interest in Securities of the Issuer.
                 ------------------------------------

     Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     "The aggregate number and percentage of shares of the Issuer's Common Stock to which this statement relates is 2,762,627 shares, representing 62.7% of the 4,405,020 shares outstanding as of the date of this report, based upon the number of shares disclosed by the Issuer as of June 23, 2005 in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2005 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 1,048,191 of the shares to which this report relates. The remaining 1,714,436 shares of the Issuer's Common Stock to which this statement relates are directly beneficially owned as follows:

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 8 of 11 Pages
--------------------                                          ------------------

          Owner      Shares
          ---------  -------
          Kirkfield  433,410
          RJK        579,883
          Zhong Mei   33,091
          New River  555,162
          Staff LLC  112,890

     Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK, Zhong Mei, New River and Staff LLC."

     Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     "Mr. Kirk has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of the Issuer's Common Stock reported as directly beneficially owned by him in Item 5(a) hereof. Pursuant to the Voting Agreement, Mr. Kirk has agreed to vote such shares as described in Item 4 above. Mr. Kirk has also agreed not to dispose of such shares until the termination of the Voting Agreement, as described in Item 4 above.

     Mr. Kirk has, together with the respective beneficial owner, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of the Issuer's Common Stock reported as directly beneficially owned by each of Kirkfield, RJK, Zhong Mei, New River and Staff LLC in Item 5(a) hereof. Pursuant to the Voting Agreement, each of Kirkfield, RJK, Zhong Mei, New River and Staff LLC has agreed to vote the shares of the Issuer's Common Stock reported as directly beneficially owned by each in Item 5(a) as described in Item 4 above. Each of Kirkfield, RJK, Zhong Mei, New River and Staff LLC has also agreed not to dispose of such shares until the termination of the Voting Agreement, as described in Item 4 above. Pursuant to the Voting Agreement, Mr. Kirk has agreed to vote the shares of the Issuer's Common Stock reported as indirectly beneficially owned by him in Item 5(a) as described in
Item 4 above. Mr. Kirk has also agreed not to dispose of such shares until the termination of the Voting Agreement, as described in Item 4 above."

     Item 5(c) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     "Other than entering into the Voting Agreement, the Reporting Persons have not engaged in any transactions in shares of the Issuer's Common Stock during the past 60 days."

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                 -----------------------------------

     Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     "Except as otherwise described in Items 4 and 6 of this statement, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

     Item 7.     Material to be Filed as Exhibits.
                 --------------------------------

     The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

     Exhibit 2.1 Agreement and Plan of Merger, dated June 20, 2005, among Clinical Data, Inc., Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. (previously filed as Exhibit
                  2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

--------------------                                          ------------------
CUSIP NO 18725U109                     13D                    Page 9 of 11 Pages
--------------------                                          ------------------

     Exhibit 2.2 Voting Agreement, dated as of June 20, 2005, among Clinical Data, Genaissance Pharmaceuticals, Inc., Randal J. Kirk, RJK, L.L.C., New River Management II, LP, Kirkfield, L.L.C., Third Security Staff 2001 LLC, and Zhong Mei, L.L.C. (previously filed as Exhibit 99.4 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

     Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2004, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C. (previously filed as Exhibit 99.1 to Amendment No. 12 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 14, 2003 and incorporated herein by reference).

--------------------                                         -------------------
CUSIP NO 18725U109                     13D                   Page 10 of 11 Pages
--------------------                                         -------------------


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: June 27, 2005              /s/ Randal J. Kirk
                                 -----------------------------------------------
                                 Randal J. Kirk


Date: June 27, 2005              RJK, L.L.C.

                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Manager


Date: June 27, 2005              NEW RIVER MANAGEMENT II, LP
                                 By: Third Security Capital Partners, LLC, its
                                     general partner

                                 By: Third Security, LLC, its managing member

                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Sole Member


Date: June 27, 2005              KIRKFIELD, L.L.C.


                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Manager

--------------------                                         -------------------
CUSIP NO 18725U109                     13D                   Page 11 of 11 Pages
--------------------                                         -------------------




                                  EXHIBIT INDEX
                                  -------------


Exhibit Number      Exhibit
------------------  -------

     Exhibit 2.1 Agreement and Plan of Merger, dated June 20, 2005, among Clinical Data, Inc., Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. (previously filed as Exhibit
                  2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

     Exhibit 2.2 Voting Agreement, dated as of June 20, 2005, among Clinical Data, Genaissance Pharmaceuticals, Inc., Randal J. Kirk, RJK, L.L.C., New River Management II, LP, Kirkfield, L.L.C., Third Security Staff 2001 LLC, and Zhong Mei, L.L.C. (previously filed as Exhibit 99.4 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

     Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2004, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C. (previously filed as Exhibit 99.1 to Amendment No. 12 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 14, 2003 and incorporated herein by reference).